

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

<u>Via E-mail</u>
Mr. A. William Stein
Chief Financial Officer
Digital Realty Trust, Inc.
Digital Realty Trust, L.P.
560 Mission Street, Suite 2900
San Francisco, CA   94105

> **Re: Digital Realty Trust, Inc.**
> **Digital Realty Trust, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-32336 and File No. 000-54023**

Dear Mr. Stein:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief